                                 LEHMAN BROTHERS


--------------------------------------------------------------------------------
MEMORANDUM

TO: Alan B. Graf, Jr., John P. McCann, Howard P. Colhoun, Mark Jorgensen, Harry J. Thie
--------------------------------------------------------------------------------
FROM:     Frederick T. Caven, Jr., Scott W. Mohr, Stephen Hentschel, Joe Fong
--------------------------------------------------------------------------------
DATE:     Monday, October 22, 2001
--------------------------------------------------------------------------------
SUBJECT:  NAV Update - 3rd Quarter 2001
--------------------------------------------------------------------------------

In light of the recent discussions between Sequoia and Cactus, we would like to update you on current NAV estimates and summarize changes from prior NAVs you were previously presented.

Since we last met, Sequoia management ("Management") provided information to Cactus's advisor JP Morgan for use in determining their NAV. This information was generally as of June 30, but in certain cases was updated for time periods through the end of August. Management subsequently updated its NAV based on September 30 numbers/1/ and based on that information we have updated our NAV calculations. The summary NAV comparison is outlined below:

                                  NAV per share

                                       3rd Q 2001            2nd Q 2001
                                  ---------------------- --------------------

    Management                           $43.55                $41.65
    Lehman Brothers                      $40.20                $39.23
    JP Morgan/2/                         $39.66                  NA
    Wall St. Analysts (Avg.)             $38.47                $36.64




                      NAV per share After Transaction Costs

                                       3rd Q 2001            2nd Q 2001
                                  --------------------- ---------------------

    Management                           $41.77                 NA
    Lehman Brothers                      $38.23                 NA
    JP Morgan/1/                         $37.75                 NA


The NAV per share After Transaction Costs reflects an approximate $2 per share reduction for employee severance costs, payout of options, restricted stock grants and transaction fees and expenses.

--------
/1/ September 30 numbers include balance sheet information as of September 30, 2001 and NOI projections for the future 4 quarters that are based on the actual NOI for the first 3 quarters of 2001 grown by 5%, plus budgeted 4th quarter 2001 NOI.

/2/ JP Morgan has not provided Lehman Brothers any materials detailing their NAV calculations, but has verbally communicated their assumptions and the results of their analysis.

The information below summarizes the major differences in the 3rd Quarter 2001 NAV between Management and Lehman Brothers of $3.35 per share, or $102.4 million.

o    Development Properties - $40.0 million ($1.31 per share)

     o Management uses a 33% premium to cost to value development projects in lease-up (including assets in the GECC joint venture), significantly larger than Lehman Brothers' 5% premium. Management's 2nd Quarter 2001 development premium to cost was 15%

     o Management has not provided a liability for its allocable share of the cost overruns experienced in the GECC joint venture of approximately $2.4 million

     o Management uses a 15% premium over cost to value projects currently under construction, larger than Lehman Brothers' 5% premium

o    Franchise Loans and Equity Kickers - $20.5 million ($0.67 per share)

     o Based on new information that was recently provided by Management to Lehman Brothers regarding the franchise loans and equity kickers, we have significantly reduced our valuation of these assets (see memorandum titled "NAV Analysis for Franchise Loans and Equity Kickers" for a discussion of our valuation assumptions). The new information included (i) an average loan to cost for the pool of 101% (including one loan equal to 145% of construction cost and six loans each in excess of 110% of construction cost), (ii) at least two stabilized properties not currently meeting debt service, and (iii) nine mortgages in a second lien position

     o Management added a $4.5 million reserve for the franchise loans in its current NAV that did not exist in the 2nd Quarter

o    Cap Rate and Cap Ex - $17.5 million ($0.57 per share)

     o Management has reduced its cap rate by 7 basis points to 9.68% while Lehman Brothers has kept the cap rate constant at 9.75%

     o Lehman Brothers' capital expenditure assumption of $0.25 per square foot is $0.02 higher than Management's. Management has increased its capital expenditure assumption to $0.23 per square foot from $0.17 per square foot in the 2nd Quarter

o    Other Assets - $14.4 million ($0.47 per share)

     o Lehman Brothers has assumed larger write-offs or write-downs than Management of certain other assets including computer equipment, computer software, work in process, certain capitalized costs, notes receivable and inventory. Please see note 14 of the "Comparison of NAV Calculations" analysis for more detail on description of the adjustments.

o    Toyota Center Lease - $10 million ($0.33 per share)

     o Lehman Brothers has reduced NAV for the liability associated with Sequoia's 15-year lease (approximately 13.5 years remaining) on its headquarters office space (see the memorandum titled "Toyota Center Lease / Memphis Office Market"). The reduction in value results primarily from the company leasing more space than it needs (including a 15-year subleases for 40% of its space) and the softening Memphis office market

The detailed analysis titled "Comparison of NAV Calculations" is enclosed that compares and reconciles NAV calculations from the following sources: Management 2nd Q, Management 3rd Quarter, Lehman Brothers 3rd Quarter and JP Morgan 2nd Quarter.

PROJECT SEQUOIA
Preliminary Comparison of NAV Calculations
October 21, 2001

(In Thousands Except Per Share and Per Unit Data)

                                                                Net Asset Value Calculations                 Comparisons
                                                  ------------------------------------------------   -------------------------------
                                                      A           B            C           D          B - A    C - B        D - A
                                                  ----------  ----------   --------      ---------   -------  -------     ----------
                                                    Prior      Current       Current                Current   Current     JP Morgan
                                                   Sequoia     Sequoia       Lehman      JP Morgan  vs. Prior Lehman vs.  vs. Prior
                                         Note     Management  Management    Brothers     Estimated   Sequoia  Sequoia     Sequoia
                                         -----    ----------  ----------    --------     ---------   -------  ---------  -----------
Property NOI Cap Rate                     (1)         9.75%        9.68%        9.75%        9.89%
Management and Service
 Income Cap Rate                                     20.00%       20.00%       20.00%       20.00%
NOI from Mature Owned Properties
 Less Cost-to-Manage                      (2)     $173,147     $173,853     $173,853     $173,147       $706
Share of NOI from Parklawn
 and Clarendon JV Assets                               740          945          945          740        205
Recurring Capital Expenditures            (3)       (4,772)      (5,559)      (6,043)      (4,772)      (787)     (483)
                                                ----------   ----------   ----------   ----------  ---------  --------   --------
   Adjusted Property NOI                          $169,115     $169,239     $168,756     $169,115       $124     ($483)        $0

Management and Service Income             (4)       $1,872       $1,914       $1,914       $1,872        $42

Valuation of Mature Owned Properties            $1,734,513   $1,748,337   $1,730,828   $1,710,513    $13,824  ($17,509)  ($24,000)
Valuation of Management and
 Service Income                                      9,360        9,572        9,572        9,360        212
                                                ----------   ----------   ----------   ----------  ---------  --------   --------
   Total                                        $1,743,873   $1,757,909   $1,740,400   $1,719,873    $14,037  ($17,509)  ($24,000)

Add:
Cash, Cash Equivalents and Securities     (5)       $2,913       $3,967       $3,967       $2,913     $1,054
Recent Acquisitions in Lease-up           (6)       61,243       55,710       55,710      $61,243     (5,533)
Recent Expansions                         (6)      100,321      106,132      106,132      100,321      5,811
Developments in Lease-up                  (7)      114,299      148,035      117,165      104,400     33,736   (30,870)    (9,899)
Construction in Progress                  (8)       46,641       47,509       43,378       42,641        868    (4,131)    (4,000)
GECC JV Equity                            (9)       15,004       17,302       12,302       13,404      2,298    (4,999)    (1,600)
Fidelity JV Equity                       (10)       17,429       19,960       19,960       17,429      2,531
Franchise Corp. Equity                   (11)       18,600       24,648       20,311       12,200      6,048    (4,337)    (6,400)
Employee Stock Loans Receivable          (12)        9,710        8,992        8,992        9,710       (718)
Mortgage Notes Receivable                (13)      111,247      102,184       86,043      104,900     (9,063)  (16,141)    (6,347)
Other Assets                             (14)       47,652       46,439       32,007       47,652     (1,213)  (14,433)

Subtract:
Debt and Other Liabilities               (15)    ($934,791)   ($936,308)   ($936,308)   ($934,791)   ($1,517)
Parklawn and Clarendon Debt                         (4,417)      (5,417)      (5,417)      (4,417)    (1,000)
Preferred Units                                    (65,000)     (65,000)     (65,000)     (65,000)
Lease Liability                          (16)            0            0      (10,000)     (18,000)             (10,000)   (18,000)
Other Adjustments                        (17)            0            0            0      ( 5,300)                         (5,300)
                                                ----------   ----------   ----------   ----------  ---------  --------   --------
Net Asset Value (NAV)                           $1,284,724   $1,332,063   $1,229,643   $1,209,178    $47,339 ($102,420)  ($75,546)
   Total Shares and Units                           30,845       30,586       30,586       30,491      (259)                 (354)


NAV Per Share                                       $41.65       $43.55       $40.20       $39.66      $1.90    ($3.35)    ($1.99)


Subtract:
Change of Control Costs                  (18)      (46,620)     (46,620)     (46,620)     (40,000)                          6,620
Other Transaction Costs                  (18)       (8,000)      (8,000)     (13,750)     (18,000)              (5,750)   (10,000)
NAV After Transaction Costs                     $1,230,103   $1,277,443   $1,169,273   $1,151,178    $47,339 ($108,170)  ($78,926)

NAV Per Share After Transaction Costs               $39.88       $41.77       $38.23       $37.75      $1.89    ($3.54)    ($2.13)

PROJECT SEQUOIA
Preliminary Comparison of NAV Calculations
October 21, 2001

NOTES

  (1) PROPERTY NOI CAP RATE

      Current Sequoia cap rate of 9.68% supported by management's property-by-property valuation analysis for mature owned properties.

      JP Morgan cap rate of 10.07% reflects $24 million haircut on valuation of mature owned properties as a result of using an 11.0% cap rate on $240mm of assets.

  (2) NOI FROM MATURE OWNED PROPERTIES

      Current Sequoia forward NOI based on first three quarters of 2001 grown at 5% plus 4Q01 budgeted NOI.

      Management has not yet finalized the budget for 2002 but notes that it will likely be higher than the figure estimated using the above method.

  (3) RECURRING CAPITAL EXPENDITURES

      Prior Sequoia and JP Morgan NAV uses $0.20 PSF; Current Sequoia uses $0.23 PSF; Current Lehman uses $0.25 PSF.

  (4) MANAGEMENT AND SERVICE INCOME

      Current Sequoia figure consists of:
        3Q01 management fees annualized and grown at 5%;
        3Q01 tenant insurance premiums less expenses (60%) and taxes (at 38%); 3Q01 royalty fees annualized less expenses (20%) and taxes (at 38%); and Less cost-to-manage allocated to managed properties.

  (5) CASH AND CASH EQUIVALENTS

      As provided by management per balance sheet.

      Current Sequoia and Lehman numbers are as of September 30, 2001. JP Morgan and Prior Sequoia are from earlier time periods.

  (6) RECENT ACQUISITIONS / EXPANSIONS

      Current Sequoia, Lehman and JP Morgan NAV use cost with no premium.

  (7) DEVELOPMENTS IN LEASE-UP

      Current Sequoia valuation based on DCF analysis by property using a 14% discount rate. Prior Sequoia valuation was based on generic pool assumptions.

      Current Lehman valuation based on cost of $111.6mm and 5% premium.

  (8) CONSTRUCTION IN PROGRESS

      Current Sequoia valuation at 15% premium to cost; current Lehman valuation at 5% premium to cost.

      JP Morgan includes $4mm haircut to reflect development issues and weakness of the Memphis market.

PROJECT SEQUOIA
Preliminary Comparison of NAV Calculations
October 21, 2001


  (9) GECC JV EQUITY

      Current Sequoia includes 33% valuation premium on assets of Development JV (none for Acquisition JV).

      Current Lehman uses 5% valuation premium on assets of Development JV, and includes -$1.6mm adjustment for development cost overruns.

                                                                Current Sequoia   Current Lehman    Ownership %
                                                                ---------------   --------------    -----------
            Acquisition JV:                                        At Cost            At Cost
                                                                ---------------   --------------
              Assets (at cost less intangibles)                     $77,340
              Liabilities                                           (30,981)
                                                                    -------
              Equity                                                 46,359
                                                                    -------
              SUSA Equity                                            $7,727           $7,727         16.67%

            Development JV:                                       33% Premium       5% Premium
                                                                 --------------    -------------
              Assets (at a premium)                                 $64,582          $50,986
              Liabilities                                           (26,282)         (26,282)
                                                                    -------          -------
              Equity                                                 38,300           24,704
                                                                    -------          -------
              SUSA Equity                                            $9,575           $6,176         25.00%

              Combined GECC JV Equity                               $17,302          $13,902
              Adjustment for Cost Overruns                                            (1,600)
              Adj. GECC JV Equity                                                    $12,302

 (10) FIDELITY JV EQUITY

      Current Sequoia valuation of Fidelity JV assets uses forward 4Q's NOI capped at 9.68%, plus $5.5mm in current assets per JV balance sheet.

      Presentation is adjusted to reflect Sequoia's pro rata share of debt in Fidelity JV across all four NAV calculations.

 (11) FRANCHISE CORP. EQUITY

      Current Sequoia includes valuation of equity kickers ($21.6mm) and Sequoia's equity in JVs jointly held with Franchise Corp. ($3.0mm).

      Current Lehman value is based on midpoint valuation between conservative and aggressive cases as described in memo dated October 21, 2001.

      JP Morgan figure is not based on DCF but rather uses cost or cap rate analysis.

 (12) EMPLOYEE STOCK LOANS

      Values provided by Sequoia management.

      Average LTV for stock loans is 78% based on assumed stock price of $41.50.

 (13) MORTGAGE NOTES RECEIVABLE

      Current Sequoia figure reflects $4.5mm discount.

      Current Lehman figure reflects midpoint valuation between conservative and aggressive cases as described in memo dated October 21, 2001.

PROJECT SEQUOIA
Preliminary Comparison of NAV Calculations
October 21, 2001

 (14) OTHER ASSETS

      Current Lehman figure includes 75% haircut on corporate PP&E and $3mm haircut on other assets per balance sheet, as decsribed below:

                                                         Current Sequoia    Current Lehman
                                                         ---------------    --------------
      Other Assets Per Balance Sheet                         $38,959           $38,959
      Add: Corporate PP&E                                     16,029             6,371
      Less: Intangibles                                       (8,040)           (8,040)
      Less: Franchise Corp. 1% Ownership                        (509)             (509)
      Less: Lehman Haircut                                         0            (4,774)
                                                             -------           -------
        Other Assets for NAV                                 $46,439           $32,007

      Lehman Haircut:
      ---------------

      Capitalized Costs                                                        ($1,567)
      Notes Receivable                                                         ($1,732)
      Inventory                                                                   (749)
      Late Fee Receivable                                                         (726)
                                                                               -------
        Total                                                                  ($4,774)


      Corporate PP&E:
      ---------------

      Per Company Supplemental Package for 9/30/01           $25,483           $25,483
      Haircut (25% for Lehman)                                (9,454)          (19,112)
                                                             -------           -------
        Corporate PP&E for NAV                               $16,029            $6,371

 (15) DEBT AND OTHER LIABILITIES

      Current Sequoia figure adjusted to exclude payout liability on vested options (to be included in change of control-related transaction costs).

      All calculations exclude $37mm of deferred gain from Fidelity.

 (16) LEASE LIABILITY

      Related to Toyota Center lease for headquarters - see memo on Memphis office market.

 (17) OTHER ADJUSTMENTS

      Unspecified adjustments by JP Morgan totaling $5.3mm.

 (18) TRANSACTION COSTS

      Cash severance amount from Sequoia management. All other change of control costs based on transaction share price of $41.50.

      As a result, amounts do not equal those included in Prior and Current Sequoia NAV due to differing assumptions on deal price. Includes payout of vested options which has been removed as a liability from the Current Sequoia NAV.

      Assumes same transaction costs for Prior Sequoia calculation as Current Sequoia.

      Change of Control Costs:                        Prior Sequoia         Current Sequoia       Current Lehman
                                                      -------------         ---------------       --------------
        Cash Severance                                   $10,793                $10,793               $10,793
        GE Warrants                                            0                      0                     0
        Employee Options                                  24,669                 24,669                24,669
        Vested Options                                     8,789                  8,789                 8,789
        Unvested Restricted Stock and Units                2,370                  2,370                 2,370
      Investment Banking                                   7,000                  7,000                 6,750
      Legal                                                1,000                  1,000                 2,000
      Other Costs                                              0                      0                 5,000
                                                         -------                -------               -------
          Total Estimated Transaction Costs              $54,620                $54,620               $60,370

Storage REITs: Relative Performance
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   Stock Price Performance Since 9/7/01 Close

                                     [GRAPH]

Presenting the stock price performance from 9/7/01 through 10/22/01 of SUS, PSA, SHU, SSS and the Storage Index (excluding SUS)

---------------------------------------------------------------------------------------------------------------------
          Ticker          9/7/01 Close     10/22/01 Close         High              Low            % Change
---------------------------------------------------------------------------------------------------------------------
            SUS              $36.82            $39.90            $41.50            $36.65            8.4%
---------------------------------------------------------------------------------------------------------------------
            PSA              $32.30            $33.24            $34.80            $31.64            2.9%
---------------------------------------------------------------------------------------------------------------------
            SHU              $29.50            $30.70            $31.65            $28.48            4.1%
---------------------------------------------------------------------------------------------------------------------
            SSS              $26.64            $28.10            $29.15            $24.65            5.5%
---------------------------------------------------------------------------------------------------------------------
     Storage Index (1)       100.00            103.29            107.13             99.12            3.3%
---------------------------------------------------------------------------------------------------------------------


---------------------------
(1)  Includes PSA, SHU and SSS.

Storage REITs: Relative Performance
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       Stock Price Performance on 9/10/01

                                    [GRAPH]

Presenting the stock price performance on 9/10/01 of SUS, PSA, SHU, SSS and RMS


---------------------------------------------------------------------------------------------------------------------
          Ticker              Open              Close             High              Low            % Change
---------------------------------------------------------------------------------------------------------------------
            SUS              $36.83            $37.85            $38.25            $36.80            2.8%
---------------------------------------------------------------------------------------------------------------------
            PSA              $32.50            $32.60            $32.62            $32.25            0.3%
---------------------------------------------------------------------------------------------------------------------
            SHU              $29.41            $29.40            $29.60            $28.99           (0.0%)
---------------------------------------------------------------------------------------------------------------------
            SSS              $26.54            $26.70            $26.71            $26.50            0.6%
---------------------------------------------------------------------------------------------------------------------
            RMS              399.87            398.97            400.50            398.53           (0.2%)
---------------------------------------------------------------------------------------------------------------------

------------------------
Note: SUS announced the formation of a Special Committee and a limited modification of the standstill agreement with SCZ before the market opened on 9/10/01.

Storage REITs: Relative Performance
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       Stock Price Performance on 10/8/01

                                    [GRAPH]

Presenting the stock price performance on 10/8/01 of SUS, PSA, SHU, SSS and RMS

-------------------------------------------------------------------------------------------------------------------
          Ticker            Open              Close             High              Low            % Change
-------------------------------------------------------------------------------------------------------------------
            SUS            $39.60            $39.59            $39.99            $39.31           (0.0%)
-------------------------------------------------------------------------------------------------------------------
            PSA            $33.39            $33.40            $33.50            $33.25            0.0%
-------------------------------------------------------------------------------------------------------------------
            SHU            $30.75            $30.89            $31.49            $30.50            0.0%
-------------------------------------------------------------------------------------------------------------------
            SSS            $27.50            $27.90            $28.00            $27.30            1.5%
-------------------------------------------------------------------------------------------------------------------
            RMS            387.59            387.97            388.76            385.81            0.1%
-------------------------------------------------------------------------------------------------------------------

Storage REITs: Relative Performance
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                  Stock Price Performance Since Open on 9/17/01


                                     [GRAPH]

Presenting the stock price performance on 9/17/01 of  SUS, PSA, SHU, SSS and RMS


---------------------------------------------------------------------------------------------------------------------
          Ticker            9/17 Open        10/22 Close          High              Low            % Change
---------------------------------------------------------------------------------------------------------------------
            SUS              $37.95            $39.90            $41.50            $36.81            5.1%
---------------------------------------------------------------------------------------------------------------------
            PSA              $32.10            $33.24            $34.80            $31.64            3.6%
---------------------------------------------------------------------------------------------------------------------
            SHU              $29.40            $30.70            $31.65            $28.48            4.4%
---------------------------------------------------------------------------------------------------------------------
            SSS              $27.00            $28.10            $29.15            $24.65            4.1%
---------------------------------------------------------------------------------------------------------------------
            RMS              398.97            378.99            398.97            369.27           (5.0%)
---------------------------------------------------------------------------------------------------------------------

REIT Universe (1):  Relative Performance by Sector
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                     Stock Price Performance YTD (10/22/01)

                                     [GRAPH]

Presenting Storage's USA's stock price performance and trading volume from the beginning of 2001 to November 30, 2001 and noting major announcemnets relating to the proposed transactions


---------------
(1) The sectors selected and the universe of companies in each sector are based on Lehman Brothers' REIT Valuation Handbook dated 8/8/01.

REIT Universe (1):  Relative Performance by Sector
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Sector Index                         1/2/01 Close       10/22/01 Close        High         Low        % Change
---------------------------------------------------------------------------------------------------------------------
Storage (2)                             100.00              133.28           138.15       100.00        33.3%
---------------------------------------------------------------------------------------------------------------------
       SUS                              $31.88              $39.90           $41.50       $29.74        25.2%
---------------------------------------------------------------------------------------------------------------------
       PSA                              $24.19              $33.24           $34.85       $24.13        37.4%
---------------------------------------------------------------------------------------------------------------------
       SHU                              $24.56              $30.70           $32.19       $24.38        25.0%
---------------------------------------------------------------------------------------------------------------------
       SSS                              $20.00              $28.10           $29.15       $19.56        40.5%
---------------------------------------------------------------------------------------------------------------------
Shopping Centers                        100.00              116.68           121.26        99.39        16.7%
---------------------------------------------------------------------------------------------------------------------
Factory Outlet                          100.00              114.85           132.29        99.39        14.9%
---------------------------------------------------------------------------------------------------------------------
Diversified                             100.00              113.37           115.50        99.25        13.4%
---------------------------------------------------------------------------------------------------------------------
Regional Malls                          100.00              111.76           123.83       100.00        11.8%
---------------------------------------------------------------------------------------------------------------------
Manufactured Home                       100.00              106.16           108.84        97.21         6.2%
---------------------------------------------------------------------------------------------------------------------
Apartments                              100.00               95.05           108.41        92.03        (5.0%)
---------------------------------------------------------------------------------------------------------------------
Warehouse / Industrial                  100.00               93.25           105.44        92.58        (6.8%)
---------------------------------------------------------------------------------------------------------------------
Office Properties                       100.00               92.44           104.78        89.26        (7.6%)
---------------------------------------------------------------------------------------------------------------------
RMS                                     363.71              378.99           421.62       354.03         4.2%
---------------------------------------------------------------------------------------------------------------------

-----------------
(1) The sectors selected and the universe of companies in each sector are based on Lehman Brothers' REIT Valuation Handbook dated 8/8/01.

(2) Includes SUS, PSA, SHU and SSS.

Storage USA
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                     SUS Stock Price Performance and Volume



                                     [GRAPH]

Presenting the stock price performance and trading volume for SUS from 9/17 through 10/22, noting major announcements


--------------
Note:  Green text indicates an upward revision to 2002 FFO / share estimates.

Public Storage Inc.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     PSA Stock Price Performance and Volume

                                     [GRAPH]


Presenting the stock price performance and trading volume for PSA from 9/17 through 10/22, noting major events and announcements


-------------
Note: Green text indicates an upward revision to 2002 FFO / share estimates. Red text indicates a downward revision to 2002 FFO / share estimates.

Shurgard Storage Center
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     SHU Stock Price Performance and Volume


                                     [GRAPH]


Presenting the stock price performance and trading volume for SHU from 9/17 through 10/22, noting major events and announcements



-----------------
Note: Red text indicates a downward revision to 2002 FFO / share estimates.

Sovran Self-Storage
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     SSS Stock Price Performance and Volume


                                     [GRAPH]


Presenting the stock price performance and trading volume for SSS from 9/17 through 10/22, noting major events and announcements

                                LEHMAN BROTHERS

--------------------------------------------------------------------------------
MEMORANDUM


TO: Alan B. Graf, Jr., John P. McCann, Howard P. Colhoun, Mark Jorgensen, Harry J. Thie
--------------------------------------------------------------------------------
FROM:     Frederick T. Caven, Jr., Scott W. Mohr, Stephen Hentschel, Joe Fong
--------------------------------------------------------------------------------
DATE:     October 22, 2001
--------------------------------------------------------------------------------
SUBJECT:  NAV Analysis for Franchise Loans and Equity Kickers
--------------------------------------------------------------------------------

Valuation Summary
-----------------

                                                                                                Lehman NAV        Lehman NAV
                                           Sequoia NAV      Lehman NAV       Sequoia NAV      as of Oct. '01   as of Oct. '01
                                          as of July '01  as of July '01   as of Oct 19 '01    Aggressive       Conservative
                                          --------------  --------------   ----------------   --------------   --------------
Loans - "A" piece (market value)           109,658,000      110,661,000      102,184,000        88,952,625       62,132,053
Loans - "B" piece (market value)                     0                0                0         8,769,601       12,321,687
Kickers "I" (loans still out)               10,100,000       10,100,000       24,648,000         9,769,237        4,940,219
Kickers "II" (no loans out)                          0                0                0         1,529,413        1,529,413
Kickers "III" (no loans out, no partner)             0                0                0        11,427,045       11,427,045
                                          -----------------------------------------------------------------------------------
                                           119,758,000      120,761,000     126,832,000       120,357,921       92,350,417


                                         -------------------------------------------------------------------------------------
Value of Franchise Fees included in                                         Aggressive        Mid-Point        Conservative
"Management and Service Income"           Haircuts vs.                      ----------       -----------        ------------
                                          Sequoia Oct.           Loans      (4,551,774)      (16,141,017)      (27,730,260)
                                          NAV                    Kickers    (1,922,305)       (4,336,814)       (6,751,323)
                                                                            ----------       -----------       -----------
                                                                            (6,474,079)      (20,477,831)      (34,481,583)
                                         -------------------------------------------------------------------------------------


Overview of Valuation Methodologies
-----------------------------------

                                         Aggressive Case                          Conservative Case
     Loans - "A" piece/1/       o  Principal balance up to                o  Principal balance up to 75%
                                   75% LTV is valued at par                  LTV is valued at par
                                                                             (conservative property values
                                                                             used in LTV - see next page)

     Loans - "B" piece          o  Principal balance in excess            o  Principal balance in excess
                                   of 100% LTV written off                   of 100% LTV written off

                                o  Remaining principal balance            o  Remaining principal balance
                                   valued using a 20% discount               valued using a 20% discount
                                   rate applied to projected loan            rate applied to projected loan
                                   payments through maturity                 payments through maturity


                                                     Continued on Following Page

--------
/1/ For purposes of this analysis, the principal balance of each loan has been split into two parts: an "A" piece (up to 75% LTV) and a "B" piece (the remaining principal balance, if any, in excess of 75% LTV)

--------------------------------------------

                                         Aggressive Case                     Conservative Case
     Kickers                    o  DCF analysis using 30%           Same methodology as Aggressive case
                                   discount rate applied to         with the following exceptions:
                                   Sequoia's 5-year net cash
                                   flow projections (after debt     o  In instances where LTV's exceed
                                   service)                            100%, no value given for equity
                                                                       kickers
                                o  DCF discount rate is 14%
                                   if Sequoia owns 100% and         o  For non-stabilized properties,
                                   property has no debt (i.e.,         equity kicker is 50% of Aggressive
                                   Kickers "III")                      Case

     Properties                 o  Sequoia's value (derived         o  9.75% cap rate applied to trailing
                                   using 5-year unlevered cash         2 months NOI annualized
                                   flow projections, discounted
                                   at 14% per annum)                o  In several cases, property value is
                                                                       determined using development cost
                                                                       (generally when a property has
                                                                       been open less than 12 months)/2/


Other Information
-----------------

o Recourse: No value is given in this analysis for the recourse features of some of the loans.


-------------------
/2/ Cost and/or NOI information are not yet available for 5 properties

                                LEHMAN BROTHERS

--------------------------------------------------------------------------------
MEMORANDUM


TO:       Frederick T. Caven, Jr. and Scott W. Mohr
--------------------------------------------------------------------------------
FROM:     Stephen Hentschel and Jason Ourman
--------------------------------------------------------------------------------
DATE:     October 22, 2001
--------------------------------------------------------------------------------
SUBJECT:  Toyota Center Lease / Memphis Office Market
--------------------------------------------------------------------------------

Toyota Center Lease
-------------------

We conclude from our preliminary review of the Memphis office market (see below) that it would be difficult to sublease office space at Toyota Center at $20.50/1/ psf and believe it could take months and a discounted market rent to sublease a large block of Class A space.

While the Toyota Center lease does not explicitly provide for a "termination penalty," as described by JP Morgan, it does hold that a tenant default gives rise to a claim by the landlord against the tenant in the amount of the present value, discounted at 6% per annum, of the remaining payments under the lease. Using this as a reasonable proxy for any negotiations with the landlord to terminate the lease results in a present valued liability of approximately $24 million. JP Morgan has given credit for Cactus's ongoing space needs using the following assumptions: a space requirement of 50,000 sf, a $12 psf market rent and a 13.5 year lease term. Using a 6% discount rate to this projected rental stream offsets the lease liability by approximately $6 million.

The table below highlights our understanding of JP Morgan's calculations and provides two scenarios on incremental value that can be argued for. This analysis gives credit to the rents received by Sequoia under the subleases (LRK and Redbirds) using 10% and 20% discount rates and also adjusts JP Morgan's analysis by assuming that market rents are higher by $3 and $5 psf. A minimum of $3 psf would seem appropriate because it is our understanding that tenants generally pay for parking (estimated to be $3 psf). A $2 psf increase in rents was also analyzed as a sensitivity analysis.

  Liability of Toyota Center Lease (JP Morgan)                 ($23,800,000)
  Pro Forma Cactus Space Requirements (JP Morgan)                $6,200,000

  Value of Sublet Space @ 10%, 20% PV (Lehman Brothers)          $6,600,000       $3,900,000
  Adjustment to Cactus Assumed Rent @ $3, $5 (Lehman Brothers)   $1,600,000       $2,600,000
                                                               ------------       ----------
                                                                ($9,400,000)    ($11,100,000)


--------
/1/ Rent excludes tenant's cost of parking of $95 per space per month for 260 spaces (about $3 psf). [This appears to be a market convention.]

One dynamic at Toyota Center we do not currently understand is the LRK sublease, which was executed at the same time Storage USA signed its master lease. The LRK lease is for floors 5 and 6 and requires rent payments at $16 psf, while Storage USA's rent for floors 3, 4, 7, and 8 lease for $20.50 psf. Lower floors (i.e., floors 3 and 4) would normally rent at a discount to higher floors.

Memphis Office Market
---------------------

In an effort to obtain a better understanding of the Memphis office market, we made several calls to local brokers in the market to discuss the current leasing dynamics in Downtown and East Memphis, and to a lesser extent, the I-385 Corridor. The nature of the conversations was general and we did not mention anything related to either Storage USA or the Toyota Center.

The market was characterized as soft. Market rents are projected to be flat to down next year and there is apparently a significant discount required to sublease space.

There is currently a 13% vacancy rate for Class A office space in Downtown Memphis, and a 25% vacancy rate for Class B office space, not including sublease space on the market. Class A rents average $16.87 psf, with the best buildings leasing space around $20.00 psf. The best buildings Downtown are considered to be The Peabody Tower and The Morgan Keegan building. Class B Downtown rents average $12.94 per psf.

East Memphis appears to be the preferred submarket for Class A office space. Poplar Avenue, which runs through East Memphis, is the most prestigious address in Memphis, and a major draw for financial services firms. Class A vacancy in East Memphis is approximately 12% and Class B vacancy approximately 11%, excluding sublease space. If we include sublease space, Class B vacancy is more than 20%. Class A rents average $20.00 psf, with the best building leasing space between $22.00 and $23.50 psf. The best buildings in East Memphis are considered to be Crescent Center, International Place and Renaissance Center. Class B rents average $17.76 psf.

The I-385 market is where much of the growth is occurring in Memphis, with newer buildings marketing themselves as "off Poplar." Lenox Park is the nicest complex in the 385 Corridor.

Overall, market rents in Downtown and East Memphis have held firm over the past 12 months. There is a considerable amount of sublease space on the market, particularly for Class B space, which is putting downward pressure on rents and upward pressure on landlord concessions. Landlords are giving some free rent (1-2 months) and TIs are slightly higher than last year. The vast majority of office leases signed are for 5-year terms. 7-year leases do get signed as well but are far less common.

Due to the vacancy in the market, sublease space generally leases at 15% to 30% below market rents. Even at these discounted rents, brokers find it difficult to sublease space.

                                      -2-